Watson Farley & Williams LLP
250 West 55th St.
New York, New York 10178

June 29, 2022

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	United Maritime Corporation

On behalf of our client, United Maritime Corporation (the “Company”), we have submitted a draft Registration Statement on Form F-1 (the “Draft Registration Statement”) relating to the proposed offering of the Company’s units, consisting of shares of its common stock, pre-funded warrants to purchase shares of its common stock and warrants to purchase shares of its common stock. The Draft Registration Statement was submitted via EDGAR to the Securities and Exchange Commission (the “Commission”) for review on a confidential basis in accordance with the procedures of the Commission. The Company confirms that the Draft Registration Statement is submitted prior to the end of the twelfth month following June 21, 2022, the effective date of the Registration Statement for the Company’s initial registration of securities under the Exchange Act of 1934, as amended, in connection with its spin-off from Seanergy Maritime Holdings Corp. The Company undertakes to publicly file its Registration Statement for this proposed offering no later than 48 hours prior to any requested effective date and time.

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Please contact the undersigned, Will Vogel of Watson Farley & Williams LLP, at 212-922-2280 if you have any questions with respect to the foregoing.

Very truly yours,

WATSON FARLEY & WILLIAMS LLP

By:          /s/ Will Vogel
Will Vogel

cc:          Stamatios Tsantanis (United Maritime Corporation)